Exhibit 99.1

Paris, November 15, 2007

S.A. with a share capital of 19,197,598 euros

340 852 458 R.C.S. Créteil

List of information published or given public in the course of the last 12 months

Established according to article L.451-1-1 of the Code Monétaire et Financier and article 222-7 of the Règlement Général de l’Autorité des marchés financiers

October 31, 2006 to October 31, 2007

Date	Subject	Where Available
10/31/2007	Release and form 6-K: ILOG releases the transcript of its CEO’s preliminary remarks to its 2007/2008 First Quarter Results Conference Call	www.ilog.com and www.sec.gov
10/31/2007	Release and form 6-K: ILOG announces its 2008 first quarter results	www.ilog.com and www.sec.gov
10/31/2007	Rectificatif to the 10/24/2007 BALO n° 128	BALO n°131
10/26/2007	Annual accounts	BALO n°129
10/26/2007	Release and form 6-K: ILOG has published its document de reference 2006/2007 including the financial report, and a rectificatif to the document de reference	www.ilog.com and www.sec.gov
10/24/2007	Invitation to the annual Shareholders’ Meeting to be held on November 29, 2007	BALO n°128
10/24/2007	Release: Rectificatif to the document de reference published on October 9, 2007	www.ilog.com
10/16/2007	Release:ILOG advances on software 500 company listing	www.ilog.com
10/10/2007	Release:Touring Insurance, a subsidiary of AXA, deploys ILOG JRules for its automated subscription process	www.ilog.com
09/10/2007	Document de reference and form 20-F	www.ilog.com and www.sec.gov
09/10/2007	Release: ILOG announces new resources for BRMS education, awareness at Gartner Symposium/ITXPO 2007	www.ilog.com
10/01/2007	Release: ILOG and Adobe team to enhance the capabilities of ADOBE FLEX 3 SOFTWARE	www.ilog.com
09/26/2007	Release: world leading optimization software, ILOG CPLEX gets ten-fold speed increase	www.ilog.com
09/18/2007	Release: KOREA TELECOM selects ILOG software for real-time neoss workforce scheduling system	www.ilog.com
09/12/2007	Release: ILOG JRules receives “Designed for EMC Documentum” accreditation	www.ilog.com
09/10/2007	ILOG S.A. – Disclosure of trading in own shares	www.ilog.com
09/05/2007	Disclosure of trading in own shares – liquidity contract	www.ilog.com
08/29/2007	Release: ILOG recognized as a "great supply chain partner" for significant impact on supply chain performance of customers	www.ilog.com
08/28/2007	Release: ILOG and WIPRO form strategic alliance to deliver software solutions that simplify business applications	www.ilog.com
08/27/2007	Release: Disclosure of trading in own shares	www.ilog.com
08/14/2007	Capital increase of 07/24/2007	French Commercial court of Creteil
08/07/2007	Release: Japan's @Nethome deploys ILOG JRULES	www.ilog.com
08/03/2007	Release and form 6-K: ILOG reports receivable with American Home Mortgage at risk	www.ilog.com and www.sec.gov
08/01/2007	Fourth quarter revenues	BALO
07/27/2007	Capital increase of 07/24/2007	Petites affiches
07/26/2007	Release and form 6-K: ILOG announces its 2007 fourth quarter and fiscal year end results	www.ilog.com and www.sec.gov
07/17/2007	Release: BANK OF THE WEST automates its credit review and approval process with ILOG BRMS reducing credit review time to one day	www.ilog.com

07/11/2007	Release: leading Australian Health Fund HCF automates claims processing with ILOG	www.ilog.com
07/10/2007	Release: ILOG launches industry-first ILOG DIAGRAMMER FOR .NET	www.ilog.com
06/19/2007	Release: ILOG JRULES selected for PSA PEUGEOT CITROËN’S new order management system	www.ilog.com
06/05/2007	Release: Danone improves manufacturing and supply chain performance with ILOG PLANT POWEROPS	www.ilog.com
05/30/2007	Release: ILOG's supply chain planning and scheduling applications | ILOG PLANT POWEROPS, ILOG TRANSPORT POWEROPS and ILOG OPTIMIZATION DECISION MANAGER - achieve "powered by SAP netweaver" status	www.ilog.com
05/29/2007	Release: ILOG enables Nedasco to achieve a 50 percent increase in underwriting productivity	www.ilog.com
05/29/2007	Capital increase of 04/24/2007	French Commercial court of Creteil
05/23/2007	Release: Declaration of shares and voting rights	AMF
05/21/2007	Release: ILOG Moves U.S. Headquarters To Larger Sunnyvale Facility To Support Growth and Expansion	www.ilog.com
05/09/2007	Release: Dekabank achieves IFRS compliance and business benefits with ILOG JRULES	www.ilog.com
05/03/2007	Disclosure of trading in own shares	AMF and www.sec.gov
05/09/2007	Capital increase of 04/24/2007	Petites affiches
05/02/2007	Revenues for third quarter	BALO
04/30/2007	Release: ILOG Marks 20th Anniversary by Ringing NASDAQ Opening Bell	www.ilog.com
04/26/2007	Release and form 6-K: ILOG announces 2007 third quarter results	www.ilog.com and www.sec.gov
04/18/2007	Release: leading Australian bank ANZ selects ILOG BRMS for its mortgage processing and servicing system	www.ilog.com
04/11/2007	Release: ILOG completes acquisition of supply chain vendor LOGIC TOOLS	www.ilog.com
04/03/2007	Release: WINWORKS and ILOG collaborate on workforce scheduling for specialty retailers in Japan	www.ilog.com
04/02/2007	Release: Disclosure of trading in own shares
03/27/2007	Release: ILOG offers increased business rules management flexibility for desktop underwriter	www.ilog.com
03/23/2007	Release: Disclosure of trading in own shares
03/07/2007	Release: SFR uses ILOG JRULES to enhance its customer loyalty program	www.ilog.com
03/06/2007
Release and form 6-K: individual declarations of ILOG directors trading of shares (pursuant to articles 222-14 and 222-15 of AMF Règlement Général)
Condensed consolidated financial statements for the six-month period ended December 31, 2006
AMF and www.sec.gov
02/03/2007	Release and form 6-K: Disclosure of trading in own shares	AMF and www.sec.gov
02/21/2007	French six-month financial statements	BALO
02/21/2007	Capital increase of 01/23/2007	French Commercial court of Creteil
15/02/2007	Release: Disclosure of trading in own shares	AMF and www.sec.gov
13/02/2007	Release: ILOG acquire supply chain vendor LOGIC TOOLS	www.ilog.com
02/12/2007	Release and form 6-K: new ILOG JRULES 6.5 enhances soa value proposition with automatic deployment of rule-based web services	www.ilog.com
02/12/2007	Revenues for second quarter	BALO
02/05/2007	Capital increase of 01/23/2007	Petites affiches
01/25/2007	Release and form 6-K: ILOG announces 2007 second quarter results	www.ilog.com and www.sec.gov
01/19/2007	Annual accounts – consolidated financial statements – statutory financial statements	French Commercial court of Creteil
01/11/2007	Release and form S8: Plan for grants of free shares	www.ilog.com and www.sec.gov
01/09/2007	Press release reporting the biannual situation of the ILOG/ODDO liquidity contract	www.amf-france.org
12/19/2006	Release: ILOG signs agreement with IBM for semiconductor solutions	www.ilog.com and www.amf-france.org
12/15/2006	Release and form 6-K: Disclosure of trading in own shares	www.sec.org, www.ilog.com and www.amf-france.org
12/14/2006	Release: Monthly disclosure regarding total amount of voting rights and shares reflecting the share capital	www.ilog.com and www.amf-france.org
12/12/2006	Release: ILOG appoints Fred Gewant vice president of field operations for the Americas	www.ilog.com and www.amf-france.org
11/12/2006	Disclosure of trading in own shares	www.amf-france.org
12/05/2006	Release: ILOG JVIEWS creates enhanced displays for supervision and monitoring applications	www.amf-france.org

12/01/2006	individual declarations of ILOG directors trading of shares (pursuant to articles 222-14 and 222-15 of AMF Règlement Général)	www.ilog.com and www.amf-france.org
11/30/2006	Release: ILOG announces support for Microsoft Office 2007	www.ilog.com and www.amf-france.org
11/24/2006	Release and form 6-K: Repurchase program of own shares	www.sec.org, www.ilog.com and www.amf-france.org
11/21/2006	Release and form 6-K: individual declarations of ILOG directors trading of shares (pursuant to articles 222-14 and 222-15 of AMF Règlement Général)	www.sec.org, www.ilog.com and www.amf-france.org
11/14/2006	Invitation to the Annual Shareholders’ Meeting on 11/30/2006	Journal Spécial des sociétés françaises par actions n° 316 à 318
11/14/2006	Release: DELTA Dental of Michigan selects ILOG BRMS for claims processing	www.ilog.com and www.amf-france.org
11/08/2006	Release: Softbank Telecom uses ILOG BRMS to Streamline Order and Pricing Processes	www.ilog.com and www.amf-france.org
11/07/2006	Release: ESSILOR standardizes on ILOG RULES FOR .NET as part of SOA initiative	www.ilog.com and www.amf-france.org
11/07/2006	Release and form 6-K: List of information published or given public in the course of the last 12 months	www.sec.org, www.ilog.com and www.amf-france.org
11/01/2006	Annual accounts	BALO n°131
11/01/2006	Revenues for first quarter	BALO n°131
10/31/2006	Release and form 6-K: Principal accountants fees and services	www.sec.org, www.ilog.com and www.amf-france.org
31/10/2006	Release: ILOG and TAVANT Technologies Team up on Solutions for the Mortgage-Lending Industry	www.ilog.com and www.amf-france.org
To view all ILOG releases: In French: http://www.ilog.fr/corporate/releases/ In English: http://www.ilog.com/corporate/releases/